CONFIDENTIAL TREATMENT REQUESTED BY DARDEN RESTAURANTS, INC. (1-13666 -1)

WHEREVER CONFIDENTIAL INFORMATION IS OMITTED HEREIN (SUCH OMISSIONS ARE DENOTED BY AN ASTERISK), SUCH CONFIDENTIAL INFORMATION HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION UNDER RULE 83B

May 13, 2009

By EDGAR Electronic Transmission

Mr. Daniel Morris

Attorney - Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 3561

Washington, D.C. 20549

Re:	Darden Restaurants, Inc.
Form 10-K for the fiscal year ended May 25, 2008
Filed July 17, 2008
File No. 001-13666

Dear Mr. Morris:

We are responding to your letter dated April 3, 2009 (“Comment Letter”) that replied to our letter dated March 30, 2009 (“Initial Response”). Our Initial Response responded to your letter dated January 26, 2009 with comments on the Darden Restaurants, Inc. (the “Company”, “we” or “our”) Annual Report on Form 10-K for the fiscal year ended May 25, 2008 that was filed on July 17, 2008, and the Schedule 14A Proxy Statement that was filed on August 4, 2008 (“Proxy Statement”). We appreciate the Staff’s comments. The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs of your Comment Letter. For ease of reference, the Staff’s comments appear in boldface immediately preceding the Company’s responses.

Schedule 14A Proxy Statement

Annual Cash Incentive, page 39

1.	We note that you intend to disclose corporate performance targets related to diluted earnings per share and sales growth. However, it is unclear whether you intend to disclose in future filings all other targets related to your annual cash incentive. For instance, it appears that operating company performance targets are also a factor in determining the annual cash incentive for certain named executive officers. Please confirm that you will disclose all targets related to your annual cash incentive. If you believe that certain targets may be omitted due to competitive harm, please provide a detailed analysis in support of such conclusion. Refer to Instruction 4 of Item 402(b) of Regulation S-K.

CONFIDENTIAL TREATMENT REQUESTED BY DARDEN RESTAURANTS, INC. (1-13666 -2)

The Company confirms that in future filings that it will disclose all targets related to completed fiscal years established under our Management and Professional Incentive Plan (“MIP”) except — in accordance with Instruction 4 to Item 402(b) of Regulation S-K and the published Staff guidance set forth in the Staff’s Compliance and Disclosure Interpretation (“C&DI”) No. 118.04 (issued July 3, 2008) — in cases where such targets are not material in the context of the Company’s executive compensation policies or decisions or such disclosure would result in competitive harm to the Company (or both).

Accordingly, as noted in the Initial Response, the Company does intend to disclose in future filings for corporate employees the Company’s earnings per share and sales growth targets relating to the annual award for the prior fiscal year under the MIP, but the Company does not intend to disclose specific sales and operating profit targets for the prior fiscal year of our various restaurant concepts, Red Lobster, Olive Garden, LongHorn, etc. (the “Concepts”), because, for the reasons discussed below, the Company believes that such targets are not material to investors and that disclosing them would cause significant competitive harm to the Company.

The Concept Targets Established under the MIP are Not Material

In C&DI No. 118.04, the Staff states that a “company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company’s executive compensation policies or decisions. If performance targets are not material in this context, the company is not required to disclose the performance targets. Whether performance targets are material is a facts and circumstances issue, which a company must evaluate in good faith.” Applying this standard, the Company believes that sales and operating profit targets for the Concepts are not material in light of the totality of meaningful information with regard to its executive compensation program and the targets established under the MIP that the Company intends to provide in its Compensation Discussion and Analysis (“CD&A”) disclosure.

The Company identifies in its CD&A each element of pay, including the items of performance that are taken into account. With respect to the MIP, the CD&A will also continue to discuss the factors that determine the incentive award, which discussion includes a description of the role of overall Company and Concept results and individual ratings determined in the discretion of the Compensation Committee. As noted, in future filings the Company will disclose sales and earnings per share targets for the Company overall, which are the targets that have been applicable to the majority of our named executive officers (“NEOs”), including the chief executive officer and the chief financial officer, and the only targets used in the determination of the incentive awards for these NEOs under the MIP. For the minority of our NEOs whose annual incentive opportunity has been determined in part by Concept-based targets, the Company will indicate in future filings, whether and at what level of achievement the sales and operating profit targets for the applicable Concept were achieved for completed periods. The Company believes that the provision of historical results showing whether or not Concept threshold targets were achieved and at what level reflect the “reality” of the Company’s targets. For example, in fiscal 2007 and 2008 sales growth and operating profit results for the Olive Garden Concept, while strong in comparison to the rest of the full-service restaurant industry, were below threshold targets, indicating that the thresholds were not easily achieved. The Company expects the CD&A will also continue to disclose that the Compensation Committee believes that past experience with particular targets suggests it is establishing high performance targets with an appropriate level of difficulty and not targets that are merely modest where achievement is relatively assured. In addition, although not required under Instruction 4 to Item 402(b) of Regulation S-K with

CONFIDENTIAL TREATMENT REQUESTED BY DARDEN RESTAURANTS, INC. (1-13666 -3)

respect to targets determined not to be material, the Company will continue to provide enhanced disclosure consistent with such Instruction regarding the degree of difficulty to achieve all targets discussed in the CD&A.

Consequently, the Company believes that when taken together as a whole, CD&A disclosure of (i) how targets relate to MIP award opportunities and the relation of the MIP award opportunities to the other elements of NEOs’ compensation, (ii) the targets (and results achieved) that are disclosed, (iii) the actual accomplishments of the Company and applicable Concepts relative to the various levels at which targets are set, and (iv) the degree of difficulty to achieve various target levels that was anticipated when the targets were established and demonstrated upon completion of each fiscal year, is sufficient to provide to investors a fair understanding of how that portion of the NEOs’ compensation provided by the MIP was determined and its relationship to the performance of the Company and our Concepts, and that the additional detail that would be afforded to investors by providing specific targets not otherwise disclosed is not necessary to attaining such an understanding.

Disclosure of Concept Targets Would Cause Competitive Harm

The Company’s Concepts are not subsidiaries or operating companies and the Company does not provide financial statements for each Concept. The Company does not make public projections of operating profit for the individual Concepts. The Company believes that these measures meet the standards for confidentiality elaborated by the courts under the Freedom of Information Act, 5 U.S.C.A. §552(b)(4) (the “Act”).

Disclosure of operating profit targets for the Concepts would result in competitive harm to the Company. The full-service restaurant industry in general and the respective sectors in which each Concept participates are highly competitive. The Concepts compete on the basis of, among other factors, the type and quality of food, price, service, restaurant location, personnel, attractiveness of facilities, and effectiveness of advertising and marketing. We compete within each market with national and regional chains and locally-owned restaurants for customers, management and hourly personnel and suitable real estate sites. Although the targets under the MIP are established for the purpose of motivating and rewarding the performance of the NEOs and other employees, they closely relate to management’s objectives and expectations with regard to the future results of the Company and our Concepts, only portions of which information is publicly disclosed from time to time. When the Company’s Compensation Committee establishes the targets for the Concepts, it does so based in part upon the Company’s budgets and projections, nearly all of which the Company has always maintained as confidential. While the Company has currently and in recent years provided guidance to the market with regard to Company’s earning per share and sales growth, the Company does not disclose and has maintained the confidentiality of a vast array of our yearly goals and projections of numerous measures that guide our business decisions, including operating profit for the individual Concepts. Providing the Company’s competitors with information that reveals, or from which competitors may deduce, the Company’s and each Concept’s strategies, pricing plans and internal ongoing and evolving assumptions about our business and prospects would be damaging to the Company because it would allow those competitors to understand the Company’s strategies, anticipate those strategies, and ultimately better compete with the Company.

The Concepts are subject to various risks and uncertainties including the price and availability of food and ingredients, construction costs and other costs. While our Concepts have similar economic characteristics, certain costs may vary from Concept to Concept depending on the type of food provided (Red Lobster: seafood; Olive Garden: Italian, LongHorn: steak, etc.), the size of the Concept’s units and other factors. *****************************************

CONFIDENTIAL TREATMENT REQUESTED BY DARDEN RESTAURANTS, INC. (1-13666 -4)

Long-Term Incentives, page 42

2.	You state on page 43 that a number of performance stock units will vest upon the achievement of “performance hurdles” related to total annual sales and return on gross investment. These targets are not currently disclosed. Please confirm that you will disclose in future filings all performance targets and applicable formulas related to your long-term incentives. As noted in the preceding comment, if you believe that certain targets may be omitted due to competitive harm, please provide a detailed analysis in support of such conclusion. Refer to Instruction 4 of Item 402(b) of Regulation S-K.

As currently awarded to NEOs, performance stock unit awards vest for each performance year in accordance with the following formula set forth in the written award agreements, a form of which is filed with the Commission:

Vesting Percentage = 5 x (Total Annual Sales Growth x Sales Multiple x ROGI Multiple).

“Total Annual Sales Growth” is the amount of the percentage growth in the Company’s total sales.

The “Sales Multiple” is a function of Total Annual Sales Growth. There is no single specific “target” level, but rather each award agreement includes a table which shows the Sales Multiple that would be generated by six different levels of Total Annual Sales Growth. For example, the table shows that Total Annual Sales Growth of less than 4.0 percent results in a Sales Multiple of 0; Total Annual Sales Growth of 4.00% to 6.99% results in a sales multiple of 2.00; etc.; with the highest Sales Multiple of 3.00 resulting from Total Annual Sales Growth of 10.00% or greater.

“ROGI Multiple” is a function of the “ROGI in Excess of ROGI Hurdle”. “ROGI” is the return on gross investment for new and relocated restaurants, and the “ROGI Hurdle” is the target or “hurdle” ROGI rate set each year by the Company. Under the award agreements, the ROGI Multiple will be 0.75 if ROGI in Excess of Hurdle is -1.00% or less; 1.00 if ROGI in Excess of Hurdle is -0.99% to 0.99%; or 1.25 if ROGI in Excess of ROGI Hurdle is 1.00% or greater.

In response to this comment, the Company confirms that in our CD&A disclosure, we will include the full table showing all six sales multiple intervals, or if it would be clearer disclosure, a summary showing the range of values the Sales Multiple may have given the corresponding Total Annual Sales Growth ranges. In addition, the Company will disclose the range of values that the ROGI Multiple may take based upon the ROGI in excess of ROGI hurdle (i.e., 0.75 to 1.25). The Company does not intend to disclose the ROGI Hurdle or ROGI in Excess of ROGI Hurdle rate for a given year because, as discussed below, the Company believes that such information is not material and that disclosure of such information would result in significant competitive harm to the Company.

The Total Annual Sales Growth and corresponding Sales Multiples have a much greater impact on the Vesting Percentage than the ROGI Multiple. At its lowest, for example, the Sales Multiple could be 0, which alone could cause the Vesting Percentage to be 0, even if the ROGI Multiple was at its highest at 1.25, since all the variables are multiplied together. By contrast, at its lowest, the ROGI Multiple is only 0.75, which simply reduces the overall Vesting Percentage by 25%.

CONFIDENTIAL TREATMENT REQUESTED BY DARDEN RESTAURANTS, INC. (1-13666 -5)

Also, at the other end of the range, the Sales Multiple has a maximum value of 3.00, which can triple the overall Vesting Percentage, while the maximum ROGI Multiple is only 1.25, which again would only impact the overall result by 25%.

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We hope that this letter has been responsive to the Staff’s comments. As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to this matter. Please do not hesitate to contact the undersigned at 407-245-5286, Cindy Swinson, Vice President and Division General Counsel at 407-245-4424 or Douglas Wentz, Senior Associate General Counsel at 407-245-5811, if you have any further questions.

Respectfully,

DARDEN RESTAURANTS, INC.

By:	/s/ Paula J. Shives
Paula J. Shives
Senior Vice President, Secretary and General Counsel